
13030190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southeastern Capital Partners BD, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3251 Lemons Ridge
(No. and Street)

Atlanta	GA	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Oliva 770-801-9668
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moyer, Smith and Roller
(Name – *if individual, state last, first, middle name*)

7229 Albemarle Rd., Ste A	Charlotte	NC	28227
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/13

OATH OR AFFIRMATION

I, John Oliva, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southeastern Capital Partners BD, Inc., as of February 22, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ROBERT SUSS
Notary Public
Fulton County
State of Georgia
My Commission Expires Apr 10, 2016

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHEASTERN CAPITAL PARTNERS BD, INC.

Atlanta, Georgia

Audited

Financial Statements

At

December 31, 2012

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

	Page
Financial Statements:	
Independent Auditors' Report	2
Balance Sheet	3
Statement of Operations and Retained Earnings	4
Statement of Cash Flows	5
Statement of Changes in Stockholders' Equity	6
Notes to Financial Statements	7 - 9
Report on Internal Control Required by SEC Rule 17a – 5(g)(1)	10 - 11


Prepare for Tomorrow
MSR

Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

Independent Auditors' Report

To the Board of Directors and Stockholders
of Southeastern Capital Partners BD, Inc.

We have audited the accompanying financial statements of Southeastern Capital Partners BD, Inc. (a South Carolina corporation), which comprise the balance sheet as of December 31, 2012, and the related statements of operations and retained earnings, cash flows, and changes in stockholders' equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence supporting the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Capital Partners BD, Inc. as of December 31, 2012, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

Charlotte, North Carolina
January 25, 2013

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Balance Sheet
December 31, 2012

ASSETS

Current Assets	
Cash	$ 8,067
Prepaid Expenses	2,405
Total Current Assets	10,472
TOTAL ASSETS	$ 10,472

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$ -
Stockholders' Equity	
Capital Stock - par value $0.01; authorized 1,500 shares; issued and outstanding 1,500 shares	15
Additional Paid-In Capital	120,635
Retained Earnings (Deficit)	(110,178)
Total Stockholders' Equity	10,472
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,472

See Independent Auditors' Report and Accompanying Notes.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Statement of Operations and Retained Earnings
For the Year Ended December 31, 2012

Revenues	$ -
Operating Expenses	
Licenses and NASD Fees	2,015
Professional and Consulting Fees	2,975
Taxes - Other	128
Miscellaneous	3,044
Total Operating Expenses	8,162
Income (Loss) From Operations	(8,162)
Net Income (Loss)	(8,162)
Retained Earnings (Deficit), beginning of year	(102,016)
Retained Earnings (Deficit), end of year	($ 110,178)

See Independent Auditors' Report and Accompanying Notes.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	($ 8,162)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
(Increase) Decrease in Prepaid Expenses	(830)
Increase (Decrease) in Accounts Payable	(1,452)
NET CASH USED IN OPERATING ACTIVITIES	(10,444)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	8,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	8,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	(2,444)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,511
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,067

See Independent Auditors' Report and Accompanying Notes.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

Description:

Beginning Balance	$	10,634
Plus: Capital Contributions		8,000
Less: Net Loss	(	8,162)
Ending Balance	$	10,472

See Independent Auditors' Report and Accompanying Notes.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Notes to Financial Statements
December 31, 2012

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company, a South Carolina corporation organized in 2002, became a registered securities broker/dealer in 2002 (commencement of operations as a registered broker/dealer) for the purpose of establishing broker/dealer services in connection with the conduct of private placements. The Company has its main office in Atlanta, Georgia and a Non-Supervising Jurisdiction branch in Greenville, South Carolina.

Revenue Recognition

The Company operates as an investment banking business and as an underwriter of interstate and intrastate offerings and of Direct Participation Program offerings. Revenue from investment banking activities is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Revenue from underwriting of offerings is recognized upon the later of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the Subscriber. Expenses of the firm are recorded when the obligation is incurred.

Income Taxes

The Company has experienced consecutive net operating losses. It is possible that the tax benefit of such losses may not be realized; accordingly no deferred income tax benefit has been recorded in these financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Notes to Financial Statements (Continued)
December 31, 2012

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through January 25, 2013, the date which the financial statements were made available to be issued.

NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Southeastern Capital Partners BD, Inc. acts as an underwriter of Direct Participation Program offerings. Southeastern Capital Partners BD, Inc. has no control over funds. Southeastern Capital Partners BD, Inc. receives a commission from the transactions they underwrite. We believe that the transactions of Southeastern Capital Partners BD, Inc. are within the exemptions section which is located at Rule 15c3-3 (k)(2)(ii).

NOTE C - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2012, is computed as follows:

Total Stockholders' Equity	$ 10,472
Less: Prepaid Licenses	(2,405)
Net Capital	$ 8,067

The computed net capital per the company agreed with audited net capital.

Net Capital	$ 8,067
Net Capital per company computation	8,067
Difference	$ -

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Notes to Financial Statements (Continued)
December 31, 2012

NOTE D - RELATED PARTY TRANSACTIONS

During 2012, the Company paid $3,000 for management fees to The Capital Corporation, which is owned by Mr. C. Dan Adams. Mr. Adams is also the president of Southeastern Capital Partners, LLC, which is one of the shareholders of Southeastern Capital Partners BD, Inc.

NOTE E - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.


Prepare for Tomorrow
MSR

Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors
of Southeastern Capital Partners BD, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Southeastern Capital Partners BD, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moyer, Smith & Roller, P.A.

Charlotte, North Carolina
January 25, 2013